UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Blockbuster, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

093679207

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679207	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 6,065,000
6. SHARED VOTING POWER —
7. SOLE DISPOSITIVE POWER 6,065,000
8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,065,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12.	TYPE OF REPORTING PERSON EP

CUSIP No. 093679207	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

Blockbuster, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

1201 Elm Street Dallas, TX 75270

Item 2	(a)	Name of Person Filing:

President and Fellows of Harvard College

2	(b)	Address of Principal Business Office

c/o Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210

2	(c)	Citizenship:

Massachusetts

2	(d)	Title of Class of Securities:

Class B Common Stock

2	(e)	CUSIP Number:

093679207

Item 3		The Reporting Person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4	(a) Amount beneficially owned:

6,065,000

4	(b) Percent of Class:

8.4%

4	(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

6,065,000

(ii) shared power to vote or to direct the vote:

—

(iii) sole power to dispose or to direct the disposition of:

6,065,000

(iv) shared power to dispose or to direct the disposition of:

—

Item 5	Ownership of Five Percent or less of a Class:

N/A

Item 6	Ownership of more than Five Percent on behalf of another person:

N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The rest of the page is intentionally left blank]

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Kathryn I. Murtagh
Name:	Kathryn I. Murtagh
Title:	Authorized Signatory

Dated: February 13, 2008